UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Gabriel Brener 421 N. Beverly Drive, Suite 300 Beverly Hills, CA 90210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 42365Q103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Azteca Acquisition Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 42365Q103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brener International Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 481,423 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 481,423 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,423 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 42365Q103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brener, Gabriel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 481,823(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 481,823(1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,823(1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 481,423 shares of Class A Common Stock directly held by Brener International Group, LLC, and (ii) 400 shares of Class A Common Stock held by Mr. Brener’s minor children.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D amends the corresponding items in the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 13, 2015, Amendment No. 2 to Schedule 13D filed with the Commission on April 5, 2016, Amendment No. 3 to Schedule 13D filed with the Commission on October 25, 2016, and Amendment No. 4 to Schedule 13D filed with the Commission on April 9, 2018 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 thereto, the “Prior Schedule 13D”), by (i) Azteca Acquisition Holdings, LLC, a Delaware limited liability company (“AAH”), (ii) Brener International Group, LLC, a Delaware limited liability company (“BIG”), and (iii) Gabriel Brener, an individual (collectively with AAH and BIG, the “Reporting Persons”), as specifically set forth herein, and except as otherwise specified in this Amendment No. 5, all other items of the Prior Schedule 13D remain unchanged in all material respects. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Prior Schedule 13D.

This Amendment No. 5 is being filed to report a reduction in the aggregate number, and a greater than 1% decrease in the percentage, of shares of Class A Common Stock beneficially owned by the Reporting Persons, the net impact of which was to reduce the Reporting Persons’ beneficial ownership to below 5% of all outstanding shares of Class A Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby supplemented by the addition of the following information:

During the period between the filing of the last Prior Schedule 13D and the filing of this Amendment No. 5, the Reporting Persons sold, in multiple transactions, shares of Class A Common Stock (such transactions, the “Sales”). None of the Sales individually represented a disposition of 1% or more of all outstanding shares of Class A Common Stock at the time of such Sale; however, all of the Sales in the aggregate resulted in a decrease of over 1% in the aggregate percentage ownership reported by the Reporting Persons in the Prior Schedule 13D. The net impact of the Sales reduced the Reporting Persons’ beneficial ownership to below 5% of all outstanding shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

All shares that may be deemed to be beneficially owned by the Reporting Persons as reported on this Amendment No. 5 are Class A Common Stock. All calculations of percentages set forth herein are based on a total of 20,143,881 shares of Class A Common Stock issued and outstanding as of March 11, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 15, 2021. The above-referenced 20,143,881 shares of Class A Common Stock do not include any shares of Class B Common Stock issued and outstanding as of March 11, 2021.

(a)

As of the date of this Amendment No. 5, AAH does not directly hold any shares of Class A Common Stock.

As of the date of this Amendment No. 5, BIG is the direct holder of 481,423 shares of Class A Common Stock, representing approximately 2.4% of all outstanding shares of Class A Common Stock.

As of the date of this Amendment No. 5, Mr. Brener does not directly hold any shares of Class A Common Stock, and may be deemed to be the beneficial owner of an aggregate of 481,823 shares of Class A Common Stock, consisting of (i) 481,423 shares of Class A Common Stock directly held by BIG, and (ii) 400 shares of Class A Common Stock held by Mr. Brener’s minor children, representing approximately 2.4% of all outstanding shares of Class A Common Stock.

(b)

Mr. Brener is the manager of BIG, which is manager managed. As such, Mr. Brener has shared power with BIG to vote or direct the vote, and dispose or direct the disposition of, the 481,423 shares of Class A Common Stock directly held by BIG.

Accordingly, Mr. Brener has (i) shared power with BIG to vote or direct the vote, and dispose or direct the disposition of, the 481,423 shares of Class A Common Stock directly held by BIG, and (ii) shared power with his minor children to vote or direct the vote, and dispose or direct the disposition of, the 400 shares of Class A Common Stock held by Mr. Brener’s minor children.

(c)	The information set forth in Item 4 of the Prior Schedule 13D, as supplemented by Item 4 of this Amendment No. 5, is hereby incorporated by reference into this Item 5(c).

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported by this Amendment No. 5.

(e)	Each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of all outstanding shares of Class A Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2021	Azteca Acquisition Holdings, LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Sole Member

Brener International Group, LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Manager

	/s/	Gabriel Brener
Gabriel Brener